

October 24, 2014

Via E-mail
Misael Aguirre
Chief Executive Officer
Nogales Resources Corp.
PO Box 80, Calle Columbia
Colonia 5 de Diciembre
Puerto Vallarta, CP48351
Jalisco, México

>   **Re: Nogales Resources Corp.**
>   **Registration Statement on Form S-1**
>   **Filed September 29, 2014**
>   **File No. 333-199013**

Dear Mr. Aguirre:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 6

1. Please include a telephone number for your principal executive office on the cover page or in the summary section of your prospectus. See Item 503(b) of Regulation S-K.

Use of Proceeds, page 14

2. We note the line item "Mineral exploration" in both tables. Please revise to break out the principal categories of activities referenced by mineral exploration. In this regard, it is unclear what priority will be given to the different items in the exploration budget on page 26 in the event you receive 25%, 50% or 75% of the proceeds. Please revise accordingly.

Interests of Named Experts and Counsel, page 22

3. We note your disclosures state that your auditor, DeJoya Griffith, LLC has reviewed your consolidated financial statements for the period ended July 31, 2014. Please note that if you state that the interim financial statements have been reviewed by your independent public accountant, a report of the accountant on the review must be filed with the interim financial statements to comply with Rule 10-01(d) of Regulation S-X. Please obtain and file a review report from your auditor or revise your disclosure to eliminate this statement.

Business, page 22

4. Please revise to disclose the approximate amount of funds you believe are necessary to (1) substantially complete your exploration activities and (2) commence production. In addition, please disclose your intention to repay related party loans and make other payments to related parties, if any, with the offering proceeds. Please also revise page 32 to clarify "initial" where you state that you have sufficient funds to complete your initial exploration program.

5. Please revise to provide a short summary of the permits and/or operational plans required to perform exploration and mining activities on the property.

6. We note disclosure on page 9 and elsewhere indicating that your sole officer and director has no experience in mining, public company reporting or as a chief executive. We also note that the company address is in Mexico, you state on page F-8 that "substantially all of the Company's operations are in the USA," and the individuals providing the mining and business advice and property claims are in Canada. Please revise to clarify the relationships between your promoter(s) and other parties as they relate to the general development of your business. See Item 101(h) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 36

7. Please revise or advise us why the address for Mr. Aguirre is the same as the one given for Nevada Agency and Transfer Company.

General

8. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

Assistant Director
(or designee)

cc: Joe Laxague, Esq.
        Clark Corporate Law Group LLP